ANNALY CAPITAL MANAGEMENT, INC. AND SUBSIDIARIES

Exhibit 12.1

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends and Ratio of Earnings to Fixed Charges (Unaudited)

The following table sets forth the calculation of our ratio of earnings to combined fixed charges and preferred stock dividends for the years shown:

	For the Years Ended December 31,
	2016	2015	2014	2013	2012
	(dollars in thousands)
Ratio of earnings to fixed charges:
Fixed charges (interest expense)(1)	$1,164,433	$1,096,091	$1,338,019	$1,533,008	$1,560,941
Net income (loss) available (attributable) to common shareholders before income taxes and noncontrolling interest(2)	1,348,931	391,825	(908,922)	3,665,943	1,732,282
Earnings as adjusted	$2,513,364	$1,487,916	$429,097	$5,198,951	$3,293,223

Ratio of earnings to fixed charges	2.16	1.36	0.32	3.39	2.11

Ratio of earnings to combined fixed charges and preferred stock dividends:
Fixed charges (interest expense)(1)	$1,164,433	$1,096,091	$1,338,019	$1,533,008	$1,560,941
Preferred stock dividend	82,260	71,968	71,968	71,968	39,530
Combined fixed charges and preferred stock dividends	1,246,693	1,168,059	1,409,987	1,604,976	1,600,471
Net income (loss) available (attributable) to common shareholders before income taxes and noncontrolling interest(2)	1,348,931	391,825	(908,922)	3,665,943	1,732,282
Earnings as adjusted	$2,595,624	$1,559,884	$501,065	$5,270,919	$3,332,753

Ratio of earnings to combined fixed charges and preferred stock dividends	2.08	1.34	0.36	3.28	2.08

(1)	Fixed charges include realized gains (losses) on interest rate swaps.
(2)	Includes unrealized gains (losses) on investments and/or derivatives.